Filed pursuant to Rule 433
Registration Statement No. 333-238458-02
FINANCIAL PRODUCTS
FACT SHEET (F1222)

Offering Period: September 21, 2020 –September 22, 2020

Contingent Coupon Autocallable Reverse Convertible Securities due September 28, 2021

Linked to the Performance of the Lowest Performing of the SPDR® S&P Homebuilders ETF and the Financial Select Sector SPDR® Fund

Product Terms

•	If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be at least $30.50 (equivalent to approximately 12.20% per annum) per $1,000 principal amount of securities** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date. Contingent coupons should not be viewed as ordinary periodic interest payments.

•	If a Trigger Event has occurred, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the contingent coupon payable on the immediately following Contingent Coupon Payment Date.

•	If these securities have not been previously automatically redeemed and if a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If these securities have not been previously automatically redeemed and if a Knock-In Event has occurred, you will receive shares of the Lowest Performing Underlying with a value likely to be less than $750, subject to our election to pay cash instead. You could lose your entire investment.

•	Any payment or delivery on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be September 23, 2020
Settlement Date:	Expected to be September 28, 2020
Underlyings:	The SPDR® S&P Homebuilders ETF and the Financial Select Sector SPDR® Fund
Contingent Coupons**:	If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be at least $30.50 (equivalent to approximately 12.20% per annum) per $1,000 principal amount of securities on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.
Contingent Coupon Payment Dates***:	Approximately quarterly, beginning on December 28, 2020, to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Coupon Barrier Level**:	Approximately 75% of the Initial Level of each Underlying.
Observation Dates***:	Approximately quarterly, beginning on December 22, 2020, to and including the Valuation Date.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its Trigger Level.
Trigger Observation Dates***:	Approximately quarterly, beginning on December 22, 2020, to but excluding the Valuation Date.
Trigger Level**:	For each Underlying, 100% of the Initial Level of such Underlying.
Automatic Redemption:	If a Trigger Event has occurred, the securities will be automatically redeemed and you will receive a cash payment equal to 100% of the principal amount of securities you hold, and any applicable contingent coupon on the corresponding Contingent Coupon Payment Date.
Knock-In Level**:	For each Underlying, approximately 75% of the Initial Level of such Underlying.
Knock-In Event:	A Knock-In Event will occur if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously automatically redeemed, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred, the Physical Delivery Amount plus a cash amount in respect of any fractional share, subject to our election to pay cash instead as noted below; (b) a Knock-In Event has not occurred, $1,000.
Physical Delivery Amount:	The Physical Delivery Amount per $1,000 principal amount of securities is a number of shares of the Lowest Performing Underlying rounded down to the nearest whole number and equal to the product of (i) $1,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the applicable share adjustment factor. The share adjustment factor is initially set equal to 1.0 on the Trade Date, subject to adjustment. In lieu of any fractional shares in respect of the Physical Delivery Amount we will pay a cash amount equal to such fractional share multiplied by the Final Level. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount. If the Physical Delivery Amount is less than one share, the Redemption Amount will be paid in cash. Therefore, if the Initial Level of the Lowest Performing Underlying is greater than $1,000, the Redemption Amount will be paid in cash, unless the share adjustment factor increases by an amount sufficient to result in the delivery of at least one share. The Physical Delivery Amount (together with any cash amount paid in lieu of fractional shares) will be determined for each $1,000 principal amount of securities you hold. At our election, you may receive cash instead of the Physical Delivery Amount, in an amount equal to the product of (i) $1,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the Final Level of the Lowest Performing Underlying. If we exercise our option to deliver cash, we will give notice of our election at least one business day before the Valuation Date.
Valuation Date:	September 23, 2021
Maturity Date:	September 28, 2021
CUSIP:	22550MKJ7
Fees:	Certain fiduciary accounts may pay a purchase price of at least $987.50 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $12.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Automatic Redemption if a Trigger Event occurs.

•	Contingent coupon expected to be at least $30.50 (equivalent to approximately 12.20% per annum).**

•	Coupon Barrier Level of approximately 75% of the respective Initial Level for each Underlying.

•	Subject to a Knock-In Event, return of principal.

•	Knock-In Level of 75%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Return on the Securities(1)(2)(3)	Redemption Amount per $1,000 Principal Amount(1)(2)(3)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
–10%	0%	$1,000
–20%	0%	$1,000
–25%	0%	$1,000
–26%	–26%	40 shares
–30%	–30%	40 shares
–40%	–40%	40 shares
–50%	–50%	40 shares
1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes (i) a Knock-In Level for each Underlying is 75% of the Initial Level of such Underlying**, (ii) the hypothetical Initial Level of the Lowest Performing Underlying is $25, (iii) a share adjustment factor of 1.0 and (iv) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in such Underlying. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

•	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

•	The securities do not provide for regular fixed interest payments. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

•	Contingent coupons, if any, are paid on a periodic basis and are based solely on the closing levels of the Underlyings on the specified Observation Dates.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: September 21, 2020 –September 22, 2020

Contingent Coupon Autocallable Reverse Convertible Securities due September 28, 2021

Linked to the Performance of the Lowest Performing of the SPDR® S&P Homebuilders ETF and the Financial Select Sector SPDR® Fund

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred with respect to only one Underlying. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

•	Although shares of the Underlyings are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market.

•	The performance and market value of each Underlying, particularly during periods of market volatility, may not correlate to the performance of the index tracked by such Underlying.

•	The stocks included in each Underlying are concentrated in one particular sector.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 21, 2020, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320018375/dp137040_424b2-f1222.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.